

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2010

John R. Signorello
Chairman and CEO
IceWEB, Inc.
22900 Shaw Road, Suite 111
Sterling, VA 20166
Also via facsimile at: (571) 287-2396

Re: IceWEB, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed October 15, 2010
File No. 333-167501

Form 10-K for the Fiscal Year Ended September 30, 2009, as amended
Forms 10-Q for the Quarterly Periods Ended December 31, 2009, and March 31, 2010, as amended
File No. 000-27865

Dear Mr. Signorello:

We have reviewed your above-referenced filings and response letters dated September 24, 2010 and October 15, 2010, and we have the following comments.

General

1. Please note that we are continuing to review your Form 10-K for the fiscal year ended September 30, 2009 and related filings, and we may have additional comments. Any additional comments on these filings will need to be adequately addressed prior to effectiveness of your registration statement.

Amendment No. 3 to Registration Statement on Form S-1

Certain Relationships and Related Transactions, page 45

2. We note that you have not discussed your transactions with VOIS, Inc. in this section. Please tell us what consideration you gave to providing disclosure pursuant to Item 404(d) of Regulation S-K with respect to such transactions. In this regard, we note the following:

   - You disclose elsewhere in the registration statement that in November

2009 you purchased 160,000,000 shares of VOIS, which represented a 16% interest in that company;

o   You state on page 7 of your 2009 Form 10-K filed on December 29, 2009: "In exchange for this strategic interest, VOIS received access to distribute IceMAIL, IcePORTAL, and IceSECURE to their existing and prospective new user base, and IceWEB's cloud storage network;"

o   You disclose in your Form S-1 and your 2009 Form 10-K that your chief financial officer Mark Lucky has served as a director and/or an executive officer of VOIS, beginning in October 2009; and

o   VOIS discloses in its Form 8-K filed on January 19, 2010 that it appointed Robert Druzak as president, chief executive officer and director of VOIS. We note from IceWEB's 2007 Form 10-KSB filed on December 26, 2007, that an individual by this name is the brother of Joseph Druzak, one of your directors.

Please revise your registration statement to provide the disclosure called for by Item 404(d) with respect to your transactions with VOIS. Alternatively, provide a detailed analysis as to how you concluded that no such disclosure is required. In your response letter, provide a materially complete description of all transactions that have occurred during the past two fiscal years and subsequent period between IceWEB and VOIS, and describe and quantify if possible the interests in such transactions of all persons considered to be "related persons" of IceWEB within the meaning of Item 404(a). Please also consider this comment as it relates to the Item 404(d) disclosure in your 2009 Form 10-K.

Please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or me at (202) 551-3457 with any questions.

Sincerely,

Maryse Mills-Apenteng
Special Counsel